UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62696/August 12, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13881

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IN THE MATTER OF   :
                                                  :
ALYN CORP.,   :
AMERICAN HOLDING INVESTMENTS, INC.,   :   ORDER MAKING
AMERICAN MIDLAND CORP.,   :   FINDINGS AND REVOKING
AMERICAN MILLENNIUM CORP.,   :   REGISTRATION BY DEFAULT
AMERICAN PALLET LEASING, INC.,   :   AS TO RESPONDENT
AMERICAN STELLAR ENERGY, INC.   :   AMERICAN HOLDING
(N/K/A TARA GOLD RESOURCES CORP.), and :   INVESTMENTS, INC.
AMWEST ENVIRONMENTAL GROUP, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on May 6, 2010, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act). Respondents American Holding Investments, Inc. (American Holding),
and American Stellar Energy, Inc. (n/k/a Tara Gold Resources Corp.) (Tara Gold), filed timely
Answers to the OIP.[1] I held a telephonic prehearing conference with those two Respondents and
the Division of Enforcement (Division), and established a schedule for filing cross-motions for
summary disposition.

        On July 9, 2010, the Division filed a motion for summary disposition as to Respondents
American Holding and Tara Gold. Among other things, the Division demonstrated that
American Holding's outside auditor resigned on June 29, 2010, because he was not receiving the
information he needed from the company to perform his audit, and he was not receiving payment
for his services (Declaration of Neil J. Welch, Jr. (Welch Decl.), dated July 8, 2010, Paragraph
27, attached to Division's Motion for Summary Disposition). American Holding did not oppose

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[1] The Commission accepted settlement offers from Respondents American Midland Corp. and
American Millennium Corp. I previously issued a default order against non-answering
Respondents Alyn Corp., American Pallet Leasing, Inc., and Amwest Environmental Group, Inc.

the Division's motion for summary disposition within the time allowed.[2] A representative of this Office subsequently contacted counsel for American Holding and confirmed that no opposition to the Division's motion would be forthcoming. Accordingly, American Holding is in default for failing to respond to a dispositive motion. See Rule 155(a)(2) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true as to American Holding.

American Holding (CIK No. 1108467) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Holding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2004, which reported a net loss of $759,965 for the prior twelve months. As of April 30, 2010, the company's stock (symbol AHDI) was quoted on the Pink Sheets operated by Pink OTC Markets Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, American Holding is delinquent in its periodic filings with the Commission and has repeatedly failed to meet its obligations to file timely periodic reports. It also failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations (Division's Motion for Summary Disposition, Welch Decl., Exhibit 3).

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, American Holding failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of American Holding Investments, Inc., is revoked.

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James T. Kelly
Administrative Law Judge

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[2] Tara Gold filed a timely opposition to the Division's motion, as well as a cross-motion for summary disposition. The proceeding remains ongoing as to Tara Gold.